UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V. (PACIFIC AIRPORT GROUP)
(Translation of Registrant’s Name Into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B Torre Pacifico, Piso 6 Col. Rinconada del Bosque 44530 Guadalajara, Jalisco, México
(Address of principal executive offices)

          (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

        Form 20-F   x     Form 40-F

        (Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No  x
          (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              .)

RESOLUTIONS ADOPTED AT THE GENERAL EXTRAORDINARY SHAREHOLDERS’
MEETING AND PROGRESS MADE AT THE ORDINARY SHAREHOLDERS’ MEETING OF
GRUPO AEROPORTUARIO DEL PACIFICO, S.A.B. DE C.V.
ON JULY 22, 2010

Guadalajara, Jalisco, Mexico, July 23, 2010 - Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (NYSE: PAC; BMV: GAP) (the “Company” or “GAP”) today announced that the resolutions adopted by the GENERAL ORDINARY AND EXTRAORDINARY SHAREHOLDERS’ MEETINGS on July 22, 2010 were the following:

GENERAL EXTRAORDINARY SHAREHOLDERS’ MEETING

This Shareholders’ Meeting took place with a quorum of 81.25% of the total number of shares representing the Company’s equity.

ITEM 1 OF THE MEETING AGENDA

RESOLUTION - The designated representative of the BB shares stated that he did not have instructions to cast a vote on this item and abstained. As a result, the first item of the day, the capital reduction of the Company’s shares for up to Ps. 1,000,000,000.00 (one billion pesos 00/100 M.N.) to be paid among shareholders, was not approved.

ITEM 2 OF THE MEETING AGENDA

 RESOLUTION – As a result of the fact that the first item of the day was not approved, the second item of the day, the modification of Article 6 - Equity Capital - of the Company’s by-laws, was also not approved.  For the same reason that the designated representative of the BB shares did not vote in favor of this, and because the proposal for its modification had not yet been published for shareholders’ knowledge, the statutory modification for improvements to the Company’s Corporate Governance also was not approved.

For more information, visit: www.aeropuertosgap.mx or contact:

In Mexico	In the U.S.
Miguel Aliaga Gargollo, Investor Relations Officer	Maria Barona / Peter Majeski
Grupo Aeroportuario del Pacífico, S.A.B. de C.V.	i-advize Corporate Communications
Tel: 01 (333) 880 1100 ext 216	Tel: 212 406 3690
maliaga@aeropuertosgap.com.mx	gap@i-advize.commailto:maliaga@aeropuertosgap.com.mx

PROGRESS MADE TO THE RESOLUTIONS OF
THE ORDINARY SHAREHOLDERS’ MEETING

This Shareholders’ Meeting took place with a quorum of 81.25% of the total number of shares representing the Company’s equity.

ITEM 1 OF THE MEETING AGENDA

FIRST RESOLUTION - At the request of Grupo Mexico, Mr. Eduardo J. Gallastegui Armella was named to the Company’s Board of Directors.  Furthermore, the resignation of independent board member Mr. Carlos Bravo was accepted.

SECOND RESOLUTION - Confirmation of the following 6 independent Directors provisionally nominated by the Board of Directors:

JOSE MANUEL RINCÓN GALLARDO PURÓN
ERNESTO VEGA VELASCO
FRANCISCO JAVIER FERNÁNDEZ CARBAJAL
FRANCISCO GLENNIE Y GRAUE
JAIME CORTÉS ROCHA
LEON FALIC

This was approved by the majority of the votes present and represented.

ITEMS 2 to 6 OF THE MEETING AGENDA

The Meeting postponed voting on these points at the request of Mr. Alberto de la Parra Zavala, representative of Banco Nacional de Mexico, S.A. and Grupo Mexico S.A.B. de C.V., who requested additional information.

In accordance with the law, the postponement is for a period of 3 days, with agreement to reconvene the meeting on July 25, 2010 at 12:00 pm at the same hotel where the postponed session was held.

* * *

Company Description:

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates twelve airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis.  In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”.

This press release may contain forward-looking statements.  These statements are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results.  The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements.  Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial conditions, liquidity or results of operations are examples of forward-looking statements.  Such statements reflect the current views of management and are subject to a number of risks and uncertainties.  There is no guarantee that the expected events, trends or results will actually occur.  The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors.  Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that may involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party that is in charge of collecting these complaints, is 800-759-0045. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.

By: /s/ RODRIGO GUZMAN PERERA Rodrigo Guzman Perera Chief Financial Officer

Date: July 26, 2010